UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-2354

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     BLACKROCK PROVIDENT INSTITUTIONAL FUNDS

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809






            Management Statement Regarding Compliance with
       Certain Provisions of the Investment Company Act of 1940

August 27, 2002

PricewaterhouseCoopers
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We, as members of management of the BlackRock Provident Institutional Funds ("BPIF") (consisting of TempFund, TempCash, FedFund, T-Fund, Federal Trust Fund, Treasury Trust Fund, MuniFund, MuniCash, California Money Fund, and New York Money
Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of BPIF's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 1, 2002, and from April 9, 2002 through July 1, 2002.

Based on this evaluation, we assert that BPIF was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 1, 2002, and from April 9, 2002 through July 1, 2002, with respect to securities reflected in the investment account of BPIF.

BlackRock Provident Institutional Funds:

By: /s/Ralph Schlosstein
Ralph Schlosstein
Chairman and President,
BlackRock Provident Institutional Funds




                 Report of Independent Accountants

To the Board of Trustees of
BlackRock Provident Institutional Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the BlackRock Provident Institutional Funds ("BPIF's") (consisting of TempFund, TempCash, FedFund, T-Fund, Federal Trust Fund, Treasury Trust Fund, MuniFund, MuniCash, California Money Fund, and New York Money Fund Portfolios) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 1, 2002. Management is responsible for BPIF's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about BPIF's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about BPIF's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 1, 2002, and with respect to agreement of security purchases and sales, for the period from April 9, 2002 (the date of our last examination), through July 1, 2002:

- Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Cleveland, the Depository Trust Company and Bankers Trust. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents, or alternative procedures;

- Reconciliation of all such securities to the books and records of BPIF and the Custodian, PNC Bank, National Association;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records or alternative procedures; and

- Agreement of ten security purchases and ten security sales or maturities since our last report from the books and records of BPIF to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on BPIF's compliance with specified requirements.

In our opinion, management's assertion that the BlackRock Provident Institutional Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 1, 2002 with respect to securities reflected in the investment account of BPIF is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
August 27, 2002